28 Feb. 05

05006546

RECEIVED
2005 MAR 10 A 10:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Date of Release of Full Year 2004
2) Appointment and Resignation of Directors
3) Announcement of Appointment of Executive Director
4) Notice of Director's Interest and change in interest
5) 2004 Full Year Financial Statement and Dividend Announcement
6) Notification Pursuant to Clause 704(11) of SGX-ST List Manual

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

Emily Ang
Finance & Administrative Manager

Encl.

dlw 3/17

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-62251588 Co. Reg. No. 199507660Z
Fax: 65-62211588

Headquarter: No. 558, Hong Xu Road, Shanghai, China 201103
Tel : 86-21-64061257
Fax: 86-21-64466771

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	Mr Adams Lin Feng I
Designation *	Group Vice President and Director
Date & Time of Broadcast	16-Feb-2005 17:44:18
Announcement No.	00073

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Date of Release of Full Year 2004 Results
Description	Want Want Holdings Ltd is pleased to announce that its full year 2004 results will be released on 25 February 2005. Further notice will be made should there be any change in date.
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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	Mr Adams Lin Feng I
Designation *	Group Vice President and Director
Date & Time of Broadcast	18-Feb-2005 17:42:23
Announcement No.	00055

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Appointment and Resignation of Directors
Description	The Directors of Want Want Holdings Ltd ("the Company") wish to announce the following : (i) The appointment of Mr Cheng Wen-Hsien as Director of the Company with effect from 18 February 2005. The particulars of Mr Cheng Wen-Hsien, pursuant to the requirements of Rule 704 (7) of the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), will be furnished in separate announcements. (ii) The resignation of Mr Cheng Chiun Tar as Director of the Company with effect from 18 February 2005.
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Announcement of Appointment of Executive Director *
* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	Mr Adams Lin Feng I
Designation *	Group Vice President and Director
Date & Time of Broadcast	18-Feb-2005 17:45:15
Announcement No.	00058

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	18-02-2005
Name *	Cheng Wen-Hsien
Age *	42
Country of principal residence *	Taiwan
Whether appointment is executive, and if so, area of responsibility *	Executive Director
Job Title	General Manager of Hu Nan Want Want Hospital Co., Ltd
Working experience and occupation(s) during the past 10 years *	1995-2004 Vice President, Daiwa SMBC-Cathay Securities Co., Ltd
Shareholding * in the listed issuer and its subsidiaries *	Yes
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Nephew of Mr Tsai Eng Meng, Chairman and substantial shareholder of the Company
Conflict of interest *	Nil

>> Other Directorship#
These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	Nil
Present	Nil

>> Information required under Rule 704(7)(h)
Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of

equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?	• No
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgement has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misinterpretation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings which he is aware of involving an allegation of fraud, misinterpretation or dishonesty on his part)?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?	• No
(h) *	Whether he has ever been disqualified from acting as a director of any corporation, or from taking part directly or indirectly in the management of any corporation?	• No
(i) *	Whether he has ever been the subject of any order, judgement or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j) *	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	• No

(i) any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or (ii) any corporation or partnership which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futurues industry in Singapore or elsewhere, in connection with any matter occurring or arising during the period when he was so concerned with the corporation or partnership?	

Footnotes	.
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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	Mr Adams Lin Feng I
Designation *	Group Vice President and Director
Date & Time of Broadcast	18-Feb-2005 17:50:50
Announcement No.	00065

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1. Date of notice to issuer * — 18-02-2005
2. Name of Director * — Mr Cheng Wen-Hsien
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 18-02-2005
2. Name of Registered Holder — Securities account with a nominee
3. Circumstance(s) giving rise to the interest or change in interest — # Others

   # Please specify details — Appointment of new director
4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	15,856,804
As a percentage of issued share capital	1.23 %
No. of Shares which are subject of this notice	15,856,804
As a percentage of issued share capital	1.23 %

Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	15,856,804
As a percentage of issued share capital	1.23 %

>> PART III

1. Date of change of [Select Option]	
2. The change in the percentage level	From % To %
3. Circumstance(s) giving rise to the interest or change in interest	[Select Option]
# Please specify details	
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	15,856,804
As a percentage of issued share capital	0 %	1.23 %
No. of shares held after the change	0	15,856,804
As a percentage of issued share capital	0 %	1.23 %

Footnotes

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Full Year * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	Adams Lin Feng I
Designation *	Group Vice President and Director
Date & Time of Broadcast	25-Feb-2005 17:30:11
Announcement No.	00083

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	31-12-2004

Attachments:

RESULTS-FY04.pdf
SLIDES-FY04.pdf
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Want Want Holdings Ltd
FY 2004 RESULT

25 Feb 2005

4Q Financials

Unit: USD'000

	2004	%	2003	%	YoY(%)
Turnover	137,931	100.0%	152,357	100.0%	(9.5)%
Gross Profit	54,665	39.6%	69,343	45.5%	(21.2)%
Profit from Operation	22,985	16.7%	34,341	22.5%	(33.1)%
Net Profit	20,304	14.7%	30,445	20.0%	(33.3)%
EPS (cents) *	1.58		2.39		(33.9)%

* Based on 1,288,840,439 outstanding shares as at 31 Dec 2004 (2003: 1,273,637,888)

4Q Review

- Group sales declined 9.5% to US$137.9m due to lesser festive demand which spilled over to 1Q05
- PBT decreased 33.8% to US$22.5m due to lower sales & higher raw material cost
- Beverage: sales grew steadily at 12.3%, PBT up 8.7%
- Rice crackers: sales lower by 12.5%, PBT down by 35.5% as a result of higher raw material cost & changing sales mix
- Other snacks: sales declined 16.8% & PBT by 38.4% due to similar factors affecting rice crackers

Full Year Financials

Unit: USD'000

	2004	%	2003	%	YoY(%)
Turnover	523,610	100.0%	513,747	100.0%	1.9%
Gross Profit	202,642	38.7%	227,251	44.2%	(10.8)%
Profit from Operation	81,297	15.5%	111,680	21.7%	(27.2)%
Net Profit	72,686	13.9%	100,573	19.6%	(27.7)%
EPS (cents) *	5.64		7.90		(28.6)%

* Based on 1,288,840,439 outstanding shares as at 31 Dec 2004 (2003: 1,273,637,888)

Full Year Review

- Sales grew marginally by 1.9% to US$523.6m and PBT declined 27.6% to US$79.9m
- Lower sales were mainly due to shift in sales mix towards lower margin products & lesser festive sales
- Higher raw material cost & changing sales mix led to 6% gross profit margin decline
- Operating expenses rose US$12.8m : higher pre-operating expenses, staff expense & distribution cost
- Other income increased US$6.7m : higher rebate income (tetra-pak material usage) & tax refunds

FY2004 Turnover Breakdown

Turnover By Products



100%
80%
60%
40%
20%
0%
3.2%
26.2%
28.7%
41.9%
3.5%
22.5%
31.1%
42.9%
2004
2003
Rice Crackers
Snack Foods
Beverages
Others

Turnover By Regions



100%
80%
60%
40%
20%
0%
7.3%
6.8%
85.9%
5.6%
6.4%
88.0%
2004
2003
China
Taiwan
Others

FY2004 Profit Breakdown

Profit By Products


100%
80%
60%
40%
20%
0%
-20%
43.6%
41.9%
21.6%
-7.1%
27.5%
45.2%
29.4%
-2.1%
2004
2003
Rice Crackers
Snack Foods
Beverages
Others

Profit By Regions


100%
80%
60%
40%
20%
0%
6.3%
7.1%
86.6%
5.3%
5.0%
89.7%
2004
2003
China
Taiwan
Others

PRC Full Year Turnover Breakdown

Rice Crackers

	2004	2003
Sugar coated	42%	38%
Savory	34%	39%
Fried	10%	7%
Others	14%	16%
Total:	100%	100%
Core Brand	***60%***	***65%***
Non-Core Brand	***40%***	***35%***

Other Snacks

	2004	2003
Gummy Sweet	41%	51%
Ball cake	18%	16%
Jelly & Popsicle	23%	14%
Others	18%	19%
Total:	100%	100%

Beverages

	2004	2003
Milk	97%	98%
Others	3%	2%
Total:	100%	100%

Utilization Rates 2004

Rice Crackers	75%
Snack Foods	17%~75%
Beverages – canned-milk	52%
– tetra-milk	81%
– carbonated	14%

* Based on 22 days / Month & 22hours / day

Capex Plans

Unit: US$'000	2004 (Actual)	2005 (Est)
Production:		
•Rice Crackers	5,600	4,200
•Dairy	5,300	9,700
•Candies	3,000	6,800
•Snack Foods	4,500	10,300
•Wine	1,200	-
•Packaging	1,100	-
•Beverages	300	-
•Land and Building	31,760	27,500
Sub-Total:	52,760	58,500
•Hunan Hospital	14,600	28,900
•Shanghai Property	690	6,200
•Other	26,800	50,000
Sub-Total:	42,090	85,100
TOTAL:	94,850	143,600

Liquidity Position as at 31 Dec

Unit: USD'000 equivalent

Currency	RMB	NTD	SGD	USD	Others	Total
Cash (04)	*139,951*	*812*	*237*	*5,456*	*250*	*146,706*
Cash (03)	134,385	1,080	105	20,283	310	156,163
Debt (04)	*13,314*	*NA*	*NA*	*63,200*	*771*	*77,285*
Debt (03)	602	NA	NA	50,748	NA	51,350

Net Cash (2004): 69,421

Financial Ratio

	31 Dec 04	31 Dec 03
Net Debt/Equity	net cash	net cash
A/R turnover ratio	29 days	25 days
Current ratio	326%	391%
Inventory turnover ratio	98 days	93 days
Average interest rate	2.0 %	2.3 %
Interest coverage ratio	55.8	112.8

Outlook/Strategies

- ❑ Anticipate raw material cost to remain stable
- ❑ Although rising cost has resulted in lower margin & profits, market share, in particular for rice crackers, has improved amidst reduced competition
- ❑ Non-food business to commence operation : start-up losses but impact expected to be not significant
- ❑ Continue to review & adapt structures/strategies to improve performance

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

1(a)(i) Income Statement for the Year Ended 31 December 2004:-

Group	Fourth Quarter 2004 US$'000	Fourth Quarter 2003 US$'000	Increase/ (decrease) %	Full Year 2004 US$'000	Full Year 2003 US$'000	Increase/ (decrease) %
Revenue	137,931	152,357	(9.5)	523,610	513,747	1.9
Cost of sales	(83,266)	(83,014)	0.3	(320,968)	(286,496)	12.0
Gross profit	54,665	69,343	(21.2)	202,642	227,251	(10.8)
Other operating income	7,159	3,815	87.7	16,645	9,945	67.4
Foreign exchange gain/(loss)	349	(99)	n.m	313	(15)	n.m
Distribution and selling costs	(19,085)	(23,110)	(17.4)	(76,712)	(73,290)	4.7
Administrative expenses	(16,014)	(13,565)	18.1	(52,184)	(45,237)	15.4
Other operating expenses	(4,089)	(2,043)	100.1	(9,407)	(6,974)	34.9
Profit from operations	22,985	34,341	(33.1)	81,297	111,680	(27.2)
Finance cost	(372)	(264)	40.9	(1,459)	(988)	47.7
Profit before share of results of associates	22,613	34,077	(33.6)	79,838	110,692	(27.9)
Share of results of associates	(122)	(107)	14.0	75	(304)	n.m
Profit before income tax	22,491	33,970	(33.8)	79,913	110,388	(27.6)
Income tax expense	(2,458)	(3,488)	(29.5)	(8,001)	(10,212)	(21.7)
Profit after income tax	20,033	30,482	(34.3)	71,912	100,176	(28.2)
Minority interests	271	(37)	n.m	774	397	95.0
Net profit attributable to shareholders	20,304	30,445	(33.3)	72,686	100,573	(27.7)

1(a)(ii) Additional Information

Group	Fourth Quarter 2004 US$'000	Fourth Quarter 2003 US$'000	Increase/ (decrease) %	Full Year 2004 US$'000	Full Year 2003 US$'000	Increase/ (decrease) %
(Loss)/Gain on sale of investment	(63)	26	n.m.	9	86	(89.5)
Interest income	652	617	5.7	1,961	1,421	38.0
Allowance for doubtful debts	(123)	(278)	(55.8)	(123)	(278)	(55.8)
Bad debts written off	(7)	(337)	(97.9)	(7)	(802)	(99.1)
Depreciation and amortisation	(9,749)	(9,594)	1.6	(33,841)	(33,080)	2.3
Allowances for inventories	(1,264)	(31)	n.m.	(1,264)	(31)	n.m.
(Provision for)/Reversal of diminution in value of investment	(5)	(14)	(64.3)	55	(37)	n.m
Underprovision of tax in respect of prior years	(840)	(606)	38.6	(1,684)	(984)	71.1
Gain/(Loss) on disposal of plant and equipment	286	(181)	n.m.	(121)	(116)	4.3
Plant and equipment written off	(431)	(246)	75.2	(745)	(723)	3.0

1(a)(iii) Analysis of sales

Group	Turnover Fourth Quarter 2004 US$'000	Turnover Fourth Quarter 2003 US$'000	Increase/ (decrease) %	Profit Before Tax Fourth Quarter 2004 US$'000	Profit Before Tax Fourth Quarter 2003 US$'000	Increase/ (decrease) %
By Geographical Region						
China	120,619	134,169	(10.1)	19,696	29,937	(34.2)
Taiwan	8,385	9,219	(9.0)	613	1,423	(56.9)
Others	8,927	8,969	(0.5)	2,182	2,610	(16.4)
Total	137,931	152,357	(9.5)	22,491	33,970	(33.8)
By Activity						
Rice Crackers	67,130	76,722	(12.5)	8,582	13,297	(35.5)
Other Snacks	31,289	37,619	(16.8)	8,132	13,208	(38.4)
Beverages	35,631	31,737	12.3	8,931	8,213	8.7
Others	3,881	6,279	(38.2)	(3,154)	(748)	(321.7)
Total	137,931	152,357	(9.5)	22,491	33,970	(33.8)

Group	Turnover Full Year 2004 US$'000	Turnover Full Year 2003 US$'000	Increase/ (decrease) %	Profit Before Tax Full Year 2004 US$'000	Profit Before Tax Full Year 2003 US$'000	Increase/ (decrease) %
By Geographical Region						
China	449,947	452,099	(0.5)	69,195	99,062	(30.1)
Taiwan	35,349	32,922	7.4	5,663	5,532	2.4
Others	38,314	28,726	33.4	5,055	5,794	(12.8)
Total	523,610	513,747	1.9	79,913	110,388	(27.6)
By Activity						
Rice Crackers	219,597	220,395	(0.4)	17,293	32,508	(46.8)
Other Snacks	150,436	159,854	(5.9)	33,507	49,843	(32.8)
Beverages	136,921	115,631	18.4	34,814	30,332	14.8
Others	16,656	17,867	(6.8)	(5,701)	(2,295)	(148.4)
Total	523,610	513,747	1.9	79,913	110,388	(27.6)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group		Company	
	31.12.2004	31.12.2003	31.12.2004	31.12.2003
	US$'000	US$'000	US$'000	US$'000
ASSETS				
Current assets:				
Cash and bank balances	146,706	156,163	138	1,154
Inventories	103,026	104,552	-	-
Trade receivables	43,744	40,830	-	-
Related companies and associates	1,884	1,601	68,353	119,183
Short-term investments	3,213	18,008	-	-
Other receivables and prepayments[1]	58,039	23,754	29	1,606
Development Properties	19,260	-	-	-
Total current assets	375,872	344,908	68,520	121,943
Non-current assets:				
Investment in subsidiaries		-	458,953	379,226
Investment in associates	519	416	-	-
Long-term investments	1,576	1,128	830	830
Property, plant and equipment	348,603	306,117	5,224	5,342
Deferred expenditure	1,138	1,216	-	-
Other intangible asset	152	158	152	158
Total non-current assets	351,988	309,035	465,159	385,556
Total assets	727,860	653,943	533,679	507,499
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables	93,197	83,941	327	207
Short-term bank loans	19,864	1,350	-	-
Income tax payable	2,151	3,033	2	2
Total current liabilities	115,212	88,324	329	209
Non-current liabilities:				
Long-term bank loans	57,421	50,000	-	-
Negative goodwill on consolidation	1,025	1,154	-	-
Total non-current liabilities	58,446	51,154	-	-
Minority interests	10,234	11,137	-	-
Capital and reserves:				
Issued capital	128,884	127,364	128,884	127,364
Share premium	82,846	72,787	82,846	72,787
Warrant reserve	-	459	-	459
Capital reserve on consolidation	4,662	4,662	-	-
Capital redemption reserve	601	309	601	309
Capital reserve - other	20,218	18,251	-	-
Currency realignment reserve	(2,645)	(7,241)	-	-
Accumulated profits	262,592	235,298	282,354	261,794
Proposed dividend	38,665	44,577	38,665	44,577
Legal reserve	8,145	6,862	-	-
Total capital and reserves	543,968	503,328	533,350	507,290
Total liabilities and equity	727,860	653,943	533,679	507,499

[1] *Included in Other receivables and prepayments of US$58 million is US$21 million being deposit paid for the acquisition of a property*

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/12/2004		As at 31/12/2003	
Secured US$'000	Unsecured US$'000	Secured US$'000	Unsecured US$'000
0	19,864	0	1,350

Amount repayable after one year

As at 31/12/2004		As at 31/12/2003	
Secured US$'000	Unsecured US$'000	Secured US$'000	Unsecured US$'000
0	57,421	0	50,000

Details of any collateral

Not applicable.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Group	Fourth Quarter 2004 US$'000	Fourth Quarter 2003 US$'000	Full Year 2004 US$'000	Full Year 2003 US$'000
Cash flows from operating activities:				
Profit before share of results of associates	22,613	34,077	79,838	110,692
Add items not requiring cash:				
Depreciation expense	9,710	9,543	33,661	32,922
Amortisation of deferred expenditure	38	50	174	152
Amortisation of intangible assets	1	1	6	6
Amortisation of negative goodwill	(52)	(82)	(145)	(148)
Amortisation of loan discount	-	-	-	250
Gain on disposal of associates	-	(900)	-	(900)
Loss/(Gain) on disposal of other investment	63	(26)	(9)	(86)
Provision for/(Reversal of) diminution in value of investment	5	14	(55)	37
(Gain)/Loss on disposal of plant and equipment	(286)	181	121	116
Plant and equipment written off	431	246	745	723
Interest expense	372	264	1,459	738
Interest income	(652)	(617)	(1,961)	(1,421)
Cash flows provided by operations before changes in working capital	32,243	42,751	113,834	143,081
Inventories	6,987	(21,827)	1,526	(19,898)
Trade receivables	(4,818)	(11,731)	(2,914)	(11,397)
Related companies and associates	12	244	(283)	(75)
Other receivables and prepayments	18,189	390	(13,301)	1,867
Trade payables	799	12,068	9,256	19,739
Cash generated from operations	53,412	21,895	108,118	133,317
Interest paid	(372)	(264)	(1,459)	(738)
Interest received	567	849	1,915	1,653
Income tax paid	(2,799)	(3,158)	(8,883)	(8,410)
Net cash from operating activities	50,808	19,322	99,691	125,822
Cash flows from investing activities:				
Purchase of property, plant and equipment	(37,294)	(10,784)	(74,142)	(32,691)
Purchase of plant and equipment for hospital	(585)	(88)	(1,460)	(292)
Proceeds from disposal of plant and equipment	1,907	(683)	2,175	216
Purchase less disposal of associates	-	1,623	-	1,423
Development properties	(19,260)	-	(19,260)	-
Other receivables and prepayments (Deposit paid for the acquisition of a property)	(20,938)	-	(20,938)	
Deferred expenditure	(21)	(47)	(62)	(785)
(Purchase less disposal)/Disposal less purchase of other investments	(3,311)	10,978	14,444	(15,133)
Net cash (used in)/from investing activities	(79,502)	999	(99,243)	(47,262)
Cash flows from financing activities:				
Increase/(Decrease) in bank loans	18,858	(11,093)	25,935	11,119
Contribution from/(Payment to) minority shareholders	185	(705)	(154)	2,005
Shares bought-back	-	-	(3,148)	-
Shares issued on exercise of warrants	2,545	-	11,418	16
Dividend paid	-	-	(44,912)	(25,473)
Net cash from/(used in) financing activities	21,588	(11,798)	(10,861)	(12,333)
Net effect of exchange rate changes in consolidating subsidiaries	970	7	956	33
(Decrease)/Increase in cash and cash equivalents	(6,136)	8,530	(9,457)	66,260
Cash and cash equivalents at beginning of year	152,842	147,633	156,163	89,903
Cash and cash equivalents at end of year	146,706	156,163	146,706	156,163

Notes to the consolidated cash flow statement

A. Summary of the effects of disposal of subsidiaries

	Fourth Quarter		Full Year	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Cash		-		132
Current assets	-	-	-	-
Current liabilities	-	-	-	-
Net current assets	-	-		132
Gain on disposal of subsidiaries	-	-	-	-
Proceeds from disposal of subsidiaries	-	-		132
Cash of disposed subsidiaries	-	-		(132)
Net cash outflow on disposal of subsidiaries	-	-	-	-

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital reserve on consolidation US$'000	Capital redemption reserve US$'000	Capital reserve - other US$'000	Currency realignment reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Legal reserves US$'000	Total US$'000
Balance at 1 Jan, 2003	**127,361**	**72,773**	**460**	**4,662**	**309**	**16,778**	**(8,196)**	**181,490**	**25,472**	**6,148**	**427,257**
Currency translation differences	-	-	-	-	-	-	955	-	-	-	955
Profit attributable to shareholders	-	-	-	-	-	-	-	100,573	-	-	100,573
Dividend paid	-	-	-	-	-	-	-	-	(25,473)	-	(25,473)
Underprovision of dividend	-	-	-	-	-	-	-	(1)	1	-	-
Proposed dividend	-	-	-	-	-	-	-	(44,577)	44,577	-	-
25,696 ordinary shares at par value US$0.10 each issued on exercise of warrants	3	14	(1)	-	-	-	-	-	-	-	16
Transfer	-	-	-	-	-	1,473	-	(2,187)	-	714	-
Balance at 31 Dec, 2003	**127,364**	**72,787**	**459**	**4,662**	**309**	**18,251**	**(7,241)**	**235,298**	**44,577**	**6,862**	**503,328**
Currency translation differences	-	-	-	-	-	-	4,596	-	-	-	4,596
Profit attributable to shareholders	-	-	-	-	-	-	-	72,686	-	-	72,686
Dividend paid	-	-	-	-	-	-	-	-	(44,912)	-	(44,912)
Underprovision of dividend	-	-	-	-	-	-	-	(335)	335	-	-
Proposed dividend	-	-	-	-	-	-	-	(38,665)	38,665	-	-
18,123,551 ordinary shares at par value US$0.10 each issued on exercise of warrants	1,812	10,059	(453)	-	-	-	-	-	-	-	11,418
Transfer of warrant reserve to accumulated profits upon expiry of warrants	-	-	(6)	-	-	-	-	6	-	-	-
2,921,000 ordinary shares at par value US$0.10 each acquired under the share buy-back mandate and cancelled	(292)	-	-	-	292	-	-	(3,148)	-	-	(3,148)
Transfer	-	-	-	-	-	1,967	-	(3,250)	-	1,283	-
Balance at 31 Dec, 2004	**128,884**	**82,846**	**-**	**4,662**	**601**	**20,218**	**(2,645)**	**262,592**	**38,665**	**8,145**	**543,968**

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital redemption reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Total US$'000
Company							
Balance at 1 Jan, 2003	**127,361**	**72,773**	**460**	**309**	**216,088**	**25,472**	**442,463**
Profit attributable to shareholders	-	-	-	-	90,284	-	**90,284**
Dividend paid	-	-	-	-	-	(25,473)	**(25,473)**
Underprovision of dividend	-	-	-	-	(1)	1	-
Proposed dividend	-	-	-	-	(44,577)	44,577	-
25,696 ordinary shares at par value US$0.10 each issued on exercise of warrants	3	14	(1)	-	-	-	**16**
Balance at 31 Dec, 2003	**127,364**	**72,787**	**459**	**309**	**261,794**	**44,577**	**507,290**
Profit attributable to shareholders	-	-	-	-	62,702	-	**62,702**
Dividend paid	-	-	-	-	-	(44,912)	**(44,912)**
Underprovision of dividend	-	-	-	-	(335)	335	-
Proposed dividend	-	-	-	-	(38,665)	38,665	-
18,123,551 ordinary shares at par value US$0.10 each issued on exercise of warrants	1,812	10,059	(453)	-	-	-	**11,418**
Transfer of warrant reserve to accumulated profits upon expiry of warrants	-	-	(6)	-	6	-	-
2,921,000 ordinary shares at par value US$0.10 each acquired under the share buy-back mandate and cancelled	(292)	-	-	292	(3,148)	-	(3,148)
Balance at 31 Dec, 2004	**128,884**	**82,846**	-	**601**	**282,354**	**38,665**	**533,350**

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

During the quarter ended 31 Dec 2004, the company issued, as a result of the exercise of warrants, 4,038,254 ordinary shares of US$0.10 each at an exercise price of US$0.63 (2003 : nil).

The warrants expired on 22 October 2004 (No. of warrants outstanding as at 31 Dec 2003 : 18,359,026).

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Company has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2003.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

Earnings per ordinary share	Group		Group	
	Fourth Quarter		Full Year	
	2004	2003	2004	2003
(i) Based on weighted average number of ordinary shares in issue	1.58 US cts	2.39 US cts	5.67 US cts	7.90 US cts
**Weighted average number of ordinary shares	1,288,840,439	1,273,637,888	1,282,689,049	1,273,629,283
(ii) On a fully diluted basis	1.58 US cts	2.38 US cts	5.67 US cts	7.87 US cts
**Adjusted weighted average number of ordinary shares assuming the fully exercise of warrants outstanding during the year	1,288,840,439	1,279,286,819	1,282,689,049	1,277,657,760

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	31/12/2004	31/12/2003	31/12/2004	31/12/2003
Net asset value per ordinary share based on existing issued share capital as at the end of the period	42.21 US cts	39.52 US cts	41.38 US cts	39.83 US cts
**Number of ordinary shares in issue	1,288,840,439	1,273,637,888	1,288,840,439	1,273,637,888

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

Fourth Quarter

Sales in 4Q declined 9.5%, from US$152.4 million to US$137.9 million, over corresponding period last year. As the Chinese new year festive season started later in 2005, 4Q 2004 captured lesser festive orders compared to 4Q 2003. Profit before tax declined by a bigger percentage of 33.8%, from US$ 34 million to US$ 22.5 million, mainly as a result of lower sales and higher raw material cost.

Beverage segment grew steadily at 12.3% over the same period last year despite lesser festive sales as mentioned above. Hot-kid milk drink, remained the main driver of sales. The growing acceptance of the smaller canned version of 150ml contributed mainly to the improvement. In line with higher sales, profit before tax rose 8.7% to US$8.9 million over 4Q 2003.

Sales of rice crackers decreased 12.5% from US$76.7 million to US$67.1 million. Unit sales volume for core brand and sub-brands declined 18.4% and 12.4% respectively. Higher raw material cost and the shift of sales mix towards lower margin sub-brand products continued to impact profit negatively and led to a 35.5% decline in profit before tax.

Other Snacks recorded 16.8% lower sales, from US$ 37.6 million to US$31.3 million. Fewer festive orders and lower sales of key product gummy sweets were attributable to the sales decline. Similarly, higher raw material cost and changes in sales mix towards products with lower margin, caused profit before tax to decrease by 38.4%, from US$13.2 million to US$8.1 million.

As explained in paragraph one on the Chinese New Year effect, overall sales in China and Taiwan were lower year-on-year. Sales in "Others" markets were flat as increase in sales in some countries eg Australia were offset by lower sales in others eg Korea. Profit before tax however declined 16.4% as profit before tax in 4Q 2003 included a disposal gain from the sale of shares in an associated company.

Full Year Ended 31 December

Turnover rose marginally by 1.9% in 2004 over 2003 to US$523.6 million. On the whole, most of our raw material cost in 2004 has gone up by at least double digit over 2003. Coupled with the shift in sales mix towards lower margin products, gross profit margin declined by about 6%. Total operating expenses were higher by US$12.8 million due mainly to higher pre-operating expenses, staff expense and distribution cost. This was mitigated by higher Other operating income of US$6.7 million. This included rebate income from higher usage of tetra-pak packaging materials, higher refunds of value added tax and investment incentives. As a result, profit before tax declined 27.6% from US$110.4 million to US$79.9 million.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

In line with statements made in our announcement on third quarter 2004 unaudited results.

10. Prospect

Barring unforeseen circumstances, we anticipate raw material prices in 2005 to continue to be stable, as they have remained so in 4Q 2004. Market competition has also reduced as the number of competitors has declined significantly over the last one year based on our internal estimates. Although some of our non-food investments like hospital, will commence operation and incur start-up losses, we expect their impact will not be significant. Hence, we believe our performance will improve.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? **Yes**

Name of Dividend	First and Final
Dividend Type	Cash
Dividend Rate	30% or US$0.03 per ordinary share tax exempt
Par value of shares	US$0.10
Tax Rate	Nil

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? **Yes**

Name of Dividend	First and Final
Dividend Type	Cash
Dividend Rate	35% or US$0.035 per ordinary share tax exempt
Par value of shares	US$0.10
Tax Rate	Nil

(c) Date payable

To be announced at a later date

(d) Books closure date

To be announced at a later date

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable.

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

The group's activities are primarily based in People's Republic of China, Taiwan and other countries such as South-East Asian countries, US and Europe. The dominant source and nature of the group's risk and returns are based on the geographical areas where its customers are located. Therefore, the primary segment is geographical segments by location of customers.

Primary segment information for the group based on geographical segments for the year ended December 31, 2004 are as follows:

2004	**PRC US$'000**	**Taiwan US$'000**	**Others US$'000**	**Consolidated US$'000**
Revenue				
External sales	449,947	35,349	38,314	523,610
Result				
Segment result	68,695	5,668	4,973	79,336
Interest income				1,961
Finance costs				(1,459)
Results of associates		1	74	75
Profit before income tax				79,913
Income tax				(8,001)
Profit before minority interest				71,912
Assets				
Segment assets	630,431	54,020	36,517	720,968
Investments in associates				519
Unallocated corporate assets				6,373
Consolidated total assets				727,860
Liabilities				
Segment liabilities	82,004	5,602	5,264	92,870
Bank loans				77,285
Income tax payable				2,151
Unallocated corporate liabilities				1,352
Consolidated total liabilities				173,658
Other information				
Capital expenditure	72,469	1,241	1,954	75,664
Depreciation and amortisation	31,383	1,413	1,045	33,841
Other non-cash expenses	883	(72)	(145)	666

2003	**PRC US$'000**	**Taiwan US$'000**	**Others US$'000**	**Consolidated US$'000**
Revenue				
External sales	452,099	32,922	28,726	513,747
Result				
Segment result	98,372	5,616	6,271	110,259
Interest income				1,421
Finance costs				(988)
Results of associates		(21)	(283)	(304)
Profit before income tax				110,388
Income tax				(10,212)
Profit before minority interest				100,176
Assets				
Segment assets	534,466	48,508	61,463	644,437
Investments in associates				416
Unallocated corporate assets				9,090
Consolidated total assets				653,943
Liabilities				
Segment liabilities	72,565	5,554	5,615	83,734
Bank loans				51,350
Income tax payable				3,033
Unallocated corporate liabilities				1,361
Consolidated total liabilities				139,478
Other information				
Capital expenditure	32,477	591	700	33,768
Depreciation and amortisation	30,760	1,494	826	33,080
Other non-cash expenses	840	35	(1,047)	(172)

Segment assets and capital expenditure by location of assets :

	PRC US$'000	Taiwan US$'000	Others US$'000	Total US$'000
2004				
Segment assets	646,357	58,732	15,879	720,968
Investments in associates				519
Unallocated corporate assets				6,373
Consolidated total assets				727,860
Capital expenditure	74,300	1,350	14	75,664
2003				
Segment assets	544,371	52,640	47,426	644,437
Investments in associates				416
Unallocated corporate assets				9,090
Consolidated total assets				653,943
Capital expenditure	33,079	642	47	33,768

Business segments

The group operates in three main product segments - rice crackers, snack foods and beverages.

The following table shows the sales, carrying amount of segment assets and additions to property, plant and equipment and intangible assets by the business segments :

	Revenue		Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2004	2003	2004	2003	2004	2003
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Rice crackers	219,597	220,395	268,159	293,840	19,645	5,856
Snack foods	150,436	159,854	171,738	151,468	21,655	10,585
Beverages	136,921	115,631	108,746	96,623	14,951	9,145
Others	16,656	17,867	179,217	112,012	19,413	8,182
Total	523,610	513,747	727,860	653,943	75,664	33,768

Segment revenue and expenses

Segment revenue and expenses are directly attributable to the segments.

Segment assets and liabilities

Segment assets and liabilities, include all operating assets and liabilities used by a segment.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

As explained in section 8 above.

15. A breakdown of sales

	Group		
	2004	**2003**	**%**
	US$'000	**US$'000**	**Change**
(a) Sales reported for first half year	251,964	234,368	7.5
(b) Operating profit after tax before deducting minority interests reported for first half year	34,705	43,745	(20.7)
(c) Sales reported for second half year	271,646	279,379	(2.8)
(d) Operating profit after tax before deducting minority interests reported for second half year	37,207	56,431	(34.1)

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend

	Latest Year US$'000	**Previous Year US$'000**
Ordinary	38,665	44,577
Preference	0	0
Total:	38,665	44,577

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	WANT WANT HOLDINGS LTD
Company Registration No.	199507660Z
Announcement submitted on behalf of	WANT WANT HOLDINGS LTD
Announcement is submitted with respect to *	WANT WANT HOLDINGS LTD
Announcement is submitted by *	ADAMS LIN FENG I
Designation *	GROUP VICE PRESIDENT AND DIRECTOR
Date & Time of Broadcast	28-Feb-2005 18:35:21
Announcement No.	00173

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOTIFICATION PURSUANT TO CLAUSE 704(11) OF THE SGX-ST LISTING MANUAL
Description	PLEASE SEE ATTACHMENT.
Attachments:	Notification.pdf *Total size =* **65K** (2048K size limit recommended)

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WANT WANT HOLDINGS LTD

Notification Pursuant to Clause 704(11) of the SGX-ST Listing Manual

Pursuant to Clause 704(11) of the SGX-ST Listing Manual, we are pleased to furnish below the list of persons occupying managerial positions in Want Want Holdings Ltd (the "Company") or any of its principal subsidiaries who are relatives of a director or chief executive officer or substantial shareholder of the Company:-

Name	Age	Family Relationship with any director and/or substantial shareholders	Current position and duties, and the year the position was first held in the Company or its principal subsidiaries	Details of changes in duties and position held, if any, during the year
Cheng Wen Chyi	38	Niece of Mr Tsai Eng Meng and sibling of Mr Cheng Wen-Hsien	MIS Divisional Head & Special Assistant-Chairman's Office (since 1998)	n.a.
Tsai Shao Chung	23	Son of Mr Tsai Eng Meng	Manager-Chairman's Office (since 2004)	Coordinates and supervises each department in headquarter and processing of special project
Tsai Shao Yun	26	Daughter of Mr Tsai Eng Meng	Manager of a subsidiary (since 2004)	Marketing and planning
Cheng Wen-Hsien	41	Nephew of Mr Tsai Eng Meng	General Manager of Hu Nan Want Want Hospital Co., Ltd (since 2004)	Oversees the operations of Hu Nan Want Want Hospital Co., Ltd

Notes:
Mr Tsai Eng Meng is the Chairman and substantial shareholder of the Company
Mr Cheng Wen-Hsien is also a director of the Company

Submitted by Adams Lin Feng I, Group Vice President and Director on 28/02/05 to the SGX